
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2011

Via E-mail
Mr. Thomas J. Bean
Chief Executive Officer
IO World Media, Inc.
5025 West Lemon Street, Suite 200
Tampa, FL 33609

> **Re:** **IO World Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 18, 2011**
> **Form 10-Q for the fiscal quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-27574**

Dear Mr. Bean:

We have reviewed your response dated February 17, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Balance Sheet, page F-2

1.   We refer to your response to comment 8. Please tell us in more detail the nature of your non-subscription income items. Also, in future filings please provide a description, similar to your response, of accounts receivable and accrued revenue in Note 3 – Summary of significant accounting policies.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of significant accounting policies, page F-9

Note 8/9. Income Taxes, page F-22

2.   We refer to your response to comment 12. In addition to disclosing ongoing
        taxing authority audits, we reissue the comment to disclose the tax years subject
        to audit under the statute of limitations for your major tax jurisdictions. Refer to
        FASB ASC 740-10-50-15(e).

Form 10-Q for the fiscal quarter ended September 30, 2011

Consolidated Statement of Operations, page 5

3.   We acknowledge your response to comment 14. Tell us how you considered the
        guidance in FASB ASC 470-20-40-17 in accounting for the conversion of debt
        into equity securities pursuant to conversion privileges provided in the terms of
        the debt referred to in Note 13. In that regard, it appears no gain or loss should
        have been recognized upon the conversion of debt.

Notes to Consolidated Financial Statements, page 8

Note 10. Preferred Stock, page 15

4.   We refer to your response to comment 15. Please respond to the following:
        •   Please provide a detailed analysis for each of the preferred stock redemption
            provisions describing how you determined whether redemption is solely
            within the control of the issuer. Please refer to Rule 5-02.27 and 28 of
            Regulation S-X and FASB ASC 480-10-S99.
        •   To the extent your preferred stock has redemption features which are not
            solely within your control, you are required to present the preferred stock as
            temporary equity and provide the specified disclosures. Refer to FASB ASC
            480-10-S99.5 to .11 and Rule 5-02.27 of Regulation S-X. Please note that the
            possibility that any triggering event that is not solely within the control of the
            issuer could occur, without regard to probability, would require the instrument
            to be classified in temporary equity.
        •   Please provide us a copy of your preferred stock certificate of designation
            which provides provisions of your preferred stock such as terms, rights,
            preferences, and limitations. Also file this as an exhibit in your next filing –
            refer to 601(b)(4) of Regulation S-K.

Item 2. Management's Discussion and Analysis…, page 17

Revenue, page 18 and 19

5.   We refer to your response to comment 11. We see that in January 2011, you launched Radioio Live programming and introduced a number of new listener subscriber packages ranging from a monthly subscription to a three-year prepaid subscription. We also see in a press release dated March 15, 2011 on your company website that you "received nearly $1,000,000 in revenue from the [Early Enlistment] program." Please tell us how you considered disclosing the Radioio Live program in more detail, similar to your response, as well as quantifying the impact of the program on the comparative periods. In addition, please tell us how you considered providing additional detail to your investors regarding which periods the $1,000,000 from the Early Enlistment program will be recognized.

Part II. Other Information, page 21

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 21

6.   We note your response to comment 17 from our letter dated December 22, 2011, and disagree that the issuance of 281,700 shares to 2,817 subscribers was not a sale of securities. We particularly note that the shares were only issued to paid subscribers. Therefore, we believe that Item 701 of Regulation S-K disclosure of this transaction is required in your future periodic reports.

General

7.   Please note the Tandy representations must come directly from the company, not from your counsel on behalf of the company. In your next response, please provide these representations in a separate letter from the company if the response is submitted by your counsel.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director